Exhibit 12.1:	Computation of Ratio of Earnings to Fixed Charges

						NINE
						MONTHS
						ENDED
	TWELVE MONTHS ENDED DECEMBER 31,					SEPTEMBER 30,
(in thousands, except ratio)	2004	2005	2006	2007	2008	2009
Consolidated pretax income (loss)	$521,212	$721,051	$567,108	$(420,098)	$(405,764)	$(201,102)
Share of distributed (income) loss of
50%-or-less-owned affiliates, net of equity pickup	(5,772)	(315)	260	(342)	43,900	(230)
Amortization of capitalized interest	41,764	45,483	48,708	41,689	61,146	33,237
Interest	53,242	66,697	71,955	62,122	47,109	39,515
Less interest capitalized during the period	(52,015)	(65,959)	(71,750)	(62,024)	(46,889)	(31,862)
Interest portion of rental expense	5,639	5,678	7,736	8,911	7,416	3,667
EARNINGS (LOSS)	$564,070	$772,635	$624,017	$(369,742)	$(293,082)	$(156,775)

Interest	$53,242	$66,697	$71,955	$62,122	$47,109	$39,515
Interest portion of rental expense	5,639	5,678	7,736	8,911	7,416	3,667
FIXED CHARGES	$58,881	$72,375	$79,691	$71,033	$54,525	$43,182

SURPLUS/(DEFICIENCY)	505,189	700,260	544,326	(440,775)	(347,607)	(199,957)

Ratio of earnings to fixed charges	9.58	10.68	7.83	-	-	-